Golden Valley Development, Inc.
1200 Truxton Avenue #130
Bakersfield, CA 93301
(661) 327-0067
April 26, 2006

Russell Mancuso
Eduardo Aleman
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Golden Valley Development, Inc.
Form 10-SB/A2 filed February 24, 2006
File No. 0-51637

Dear Messrs. Mancuso and Aleman:

Thank you for your comments letter of April 18, 2006. Please find following our responses to your comments.

1. We became subject to the reporting requirements of section 12(g) of the Exchange Act on January 28, 2006. Although the annual report for fiscal year 2005, on Form 10-KSB, covers the period prior to our becoming subject to the reporting requirements, we nevertheless have filed a Form 10-KSB for 2005, including updates on our business since our last disclosure (in our MD&A section), and our affiliates’ activities with other newly public companies (in our “Directors, Executive Officers…” section), as requested.

We made the same updates to our Form 10-SB, under our MD&A and “Directors, Executive Officers…” sections, respectively.

The relevant parties have also filed the Form 3s as required under the Exchange Act.

2. Thanks for the catch. Our EDGARizing firm has fixed its mistake on the Statement of Operations.

3. It’s sort of a weird thing: On the screen the columns on the Statement of Changes in Stockholders’ Equity look fine, but when you print them out, they look funny. We have alerted the EDGARizer to this and hope they are able to fix it in this filing.

We again very much appreciate your time and help in making this a better registration statement. Please contact us at our contact information above with any questions, comments or requests.

Sincerely,

By:	/s/ H. Arthur Davis
H. Arthur Davis
President